UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

NitroMed, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

654798503

(CUSIP Number)

Raymond Debbane

c/o Invus Public Equities Advisors, LLC

135 East 57th Street

30th Floor

New York, New York 10022

(212) 317-7520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654798503	13D	Page 2 of 11

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Invus Public Equities, L.P. 98-0420215
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

4,989,024
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

4,989,024

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,989,024
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 654798503	13D	Page 3 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Invus Public Equities Advisors, LLC 98-0420201
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

4,989,024
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

4,989,024

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,989,024
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 654798503	13D	Page 4 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ulys, L.L.C. 83-0359139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

4,989,024
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

4,989,024

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,989,024
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 654798503	13D	Page 5 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Raymond Debbane
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

4,989,024
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

4,989,024

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,989,024
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%
14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 654798503	13D	Page 6 of 11

Item 1. Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of NitroMed, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 125 Spring Street, Lexington, Massachusetts, 02421.

Item 2. Identity and Background

(a) This statement on Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and individually a “Reporting Person”):

(i) Invus Public Equities, L.P., a Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC, a Delaware limited liability company

(iii) Ulys, LLC, a Delaware limited liability company

(iv) Raymond Debbane, a citizen of Panama

(b) See Schedule A

(c) See Schedule A

(d) No Reporting Person or other person listed in Schedule A hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or other person listed in Schedule A hereto has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

(f) See Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration

Invus Public Equities, L.P. acquired the shares of Common Stock with its working capital. The total purchase price paid by Invus Public Equities, L.P. for the acquisitions of the shares of Common Stock was approximately $75,682,493. None of Invus Public Equities Advisors, LLC, Ulys, LLC or Mr. Debbane directly owns any shares of Common Stock. The securities held for the account of Invus Public Equities, L.P. may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts, including the shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

CUSIP No. 654798503	13D	Page 7 of 11

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock is for investment. Christopher J. Sobecki, a Vice President of Invus Public Equities Advisors, LLC, was appointed as a director of the Issuer on May 17, 2006.

Except as otherwise set forth herein, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell their shares of the Issuer’s Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other

CUSIP No. 654798503	13D	Page 8 of 11

opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Also, consistent with their investment intent, the Reporting Persons have engaged in and continue to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations. Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other matters as the Reporting Persons deem appropriate with other shareholders, industry analysts, existing or potential strategic partners, acquirors or competitors, investment and financing professionals, sources of credit and other investors.

Item 5. Interest in Securities of the Issuer

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 4,989,024 shares of Common Stock, or approximately 13.6% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares. The percentage calculated in this statement is based upon an aggregate of 36,662,018 shares of Common Stock outstanding as of April 28, 2006. See also Schedule A attached hereto.

There have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons and except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D (including Schedule A), and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 654798503	13D	Page 9 of 11

Item 7. Material to Be Filed as Exhibits

Exhibit A - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 26, 2006

INVUS PUBLIC EQUITIES, L.P.

By:	Invus Public Equities Advisors, LLC, As General Partner

By:	/s/ Raymond Debbane
Raymond Debbane, President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Raymond Debbane, President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane
Raymond Debbane

CUSIP No. 654798503	13D	Page 10 of 11

SCHEDULE A

Invus Public Equities, L.P.

135 East 57th Street, 30th Floor

New York, New York 10022

Invus Public Equities, L.P. is a Bermuda limited partnership

General Partner: Invus Public Equities Advisors, LLC

See the description of Invus Public Equities Advisors, LLC below for a description of its controlling persons, executive officers and directors

Invus Public Equities, L.P. is an investment fund principally engaged in the business of investing in securities.

Invus Public Equities Advisors, LLC

135 East 57th Street, 30th Floor

New York, New York 10022

Controlling Persons, Executive Officers and Directors of Invus Public Equities Advisors,

LLC, a Delaware limited liability company:

Raymond Debbane	Chief Executive Officer and President
Khalil Barrage	Vice President, Secretary and Treasurer
Christopher Sobecki	Vice President

Mr. Barrage, a citizen of the United States, is principally employed by Invus Public Equities Advisors, LLC and is the beneficial owner of 2,000 shares of Common Stock for which he has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of, such shares. Mr. Barrage used his personal funds to purchase the shares, which amounted to approximately $42,180.

Mr. Sobecki, a citizen of the United States, is principally employed by Invus Group, LLC, a private equity and investment management firm having its principal offices at 135 East 57th Street, 30th Floor New York, New York 10022. In connection with his election as a director of the Issuer, Mr. Sobecki was granted options to purchase 20,000 shares of Common Stock at an exercise price of $4.12 per share, which options vest and becomes exercisable in four equal annual installments on each of May 17, 2007, 2008, 2009 and 2010.

The principal occupation of Mr. Debbane, a citizen of Panama, is the direction of the activities of Invus Public Equities, L.P., which is carried out in his capacity as Chief Executive Officer and President of Invus Public Equities Advisors, LLC and Ulys, LLC.

CUSIP No. 654798503	13D	Page 11 of 11

Invus Public Equities Advisors, LLC is engaged primarily in the business of serving as the general partner for Invus Public Equities, L.P.

Ulys, LLC

135 East 57th Street, 30th Floor

New York, New York 10022

Controlling Persons, Executive Officers and Directors of Ulys, LLC, a Delaware limited liability company:

Raymond Debbane is the sole Officer, Director and controlling Stockholder of Ulys, LLC.

Ulys, LLC is engaged primarily in the business of serving as the manager of Invus Public Equities Advisors, LLC.

Raymond Debbane

c/o Ulys, LLC

135 East 57th Street, 30th Floor

New York, New York 10022

See the description of Mr. Raymond Debbane under the description of Invus Public Equities Advisors, LLC above.